

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2012

Via E-Mail
David Rosenberg
Chief Executive Officer
chatAND, Inc.
321 West 44th Street
New York, NY 10036

> **Re: chatAND, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed April 5, 2012**
> **File No. 333-176651**

Dear Mr. Rosenberg:

We have reviewed your amended filing and response letter dated April 5, 2012 and have the following comments. References to prior comments in this letter relate to comments in our letter dated March 28, 2012.

General

1.   We note your response to prior comment 10 regarding the risk that you may lose a controlling interest in the subsidiary that holds your intellectual property to Messrs. Lebor and Rosenberg upon the failure to meet performance goals. Please provide a status update as to whether any of these goals have been met. Also, please clearly discuss this arrangement and its potential adverse effects in concise terms in your prospectus summary. Given the potential impact of the loss of your key officers and control over your intellectual property please consider more prominent placement of the risk factor as well.

2.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("the Act"), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

   • Describe how and when a company may lose emerging growth company status; and

   • Your election under Section 107(b) of the Act:

      o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

      o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

Prospectus Cover Page

3.   You indicate that you will "amend this prospectus" in the event you elect to utilize placement agents in your offering. Please amend your filing pre-effectively if a placement agent is engaged prior to effectiveness and expand your disclosure to state that you will file a post-effective amendment if a placement agent is engaged after the effectiveness of your registration statement. Further, please advise whether you or your prospective placement agent will submit your compensation arrangement to FINRA for evaluation and that a FINRA representative would contact the staff to clarify whether the compensation has been cleared, prior to the effectiveness of your registration statement or post-effective amendment.

Inside Front and Outside Back Cover Pages of Prospectus

4.   Please revise to provide your dealer prospectus delivery obligation legend on the inside front or outside back cover of your prospectus, instead of page 58, as required by Item 502(b) of Regulation S-K.

Risk Factors, page 5

5.   The revised language in your second risk factor concerning your registration rights agreement and possible liquidating damages do not appear to relate to your "Going Concern" qualification. Please revise to present the risk associated with the registration rights agreement in a separate risk factor.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources and Going Concern, page 36

6. Your response to prior comment 13 on page 36 indicates that you anticipate will generate cash revenue at the end of the second, third, and fourth quarter of 2012. Since you have yet to generate any significant revenues, do not have a product on the market, and appear to lack existing and enforceable sales contracts to provide a reasonable basis for revenue projections, these figures appear speculative and do not appear to meet the requirements of Item 10(e) of Regulation S-K. Please revise to remove these anticipated revenues from your table or provide us with a basis for your belief that you will be able to generate such revenues, such as sales agreements or backlog of orders. Instead of providing detailed and dollar-specific breakdowns for future quarters,, please revise to disclose your anticipated spending levels for the next 12 months and quantify any anticipated shortfalls in your amount of cash level to implement your business plan. A quarter-by-quarter presentation of precise dollar amounts of uncertain future expenses appears unnecessary, as you may instead provide aggregate dollar amounts basis of your estimates, with textual information regarding the amount and nature of expected changes as you begin operations. Please also revise to indicate how you plan to address your needs for capital resources, until significant amounts of revenues are generated.

Notes to Consolidated Financial Statements, page F-7

7. You indicate in response to prior comment 12 that the date by which the Registration Statement must be declared effective is May 15, 2012 pursuant to an agreement between the holders of the Senior Secured Debentures and the Company. Tell us what consideration you gave to disclosing this extension in your notes to financial statements. Refer to ASC 855-10-25-3.

Exhibits

8. Please revise your escrow agreement and form of subscription agreement, filed as Exhibits 10.11 and 10.13, respectively, to reflect your revised minimum offering amount of $3,000,000 and 7,500,000 units. Your revised escrow agreement should be filed in executed form and the attached Escrow Agreement Information Sheet should clarify that there is no extension period.

9. Please revise to provide details of the units being registered for sale, such as that there are 20 million units, each unit consisting of one share of common stock and a warrant to purchase one-half share of common stock, and to refer to the 10,000,000 shares of common stock underlying those 20,000,000 warrants. Numbered paragraphs 1 and 2 appear to contain overly broad assumptions. Please narrow the assumptions or in your response letter explain why assumptions retained in the revised opinion are necessary. Also, more specifically identify the future corporate actions must be performed by the board, and with respect to any future corporate actions the opinion assumes, in the response letter explain why those actions cannot be taken prior to effectiveness. For example, it is unclear why the board could not to approve the terms of the warrants, and

why counsel assumes the execution of one or more warrant agreements rather than the form of warrant filed as an exhibit with the registration statement. Please revise accordingly and refer to Staff Legal Bulletin No. 19 (Oct. 14, 2011) for further guidance.

Exhibit 23.1

10.   Consistent with comment 21 in our letter dated February 14, 2012, please revise to include a consent that references the periods reflected in the financial statements included in the Registration Statement. In this regard, your financial statements indicate that the inception date is May 14, 2010.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief—Legal

cc: Via E-mail
        Samuel M. Krieger, Esq.